SECUR 07002872 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24805

RECEIVED FEB 27 2007 SEC MAIL PROCESSING SECTION WASH., D.C. 190

3/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA	CA	92591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY KILPATRICK (951) 587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name – *if individual, state last, first, middle name*)

118 CACHANILLA COURT	PALM DESERT	CA	92260
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P. SMITH ALHAFFAR
Commission # 1721785
Notary Public - California
Riverside County
My Comm. Expires Jan 28, 2011

Signature

President

Title

Notary Public — P. Smith AlHaffar - Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2006

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2006 and 2005 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 20, 2007

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2006 & 2005

ASSETS

	12/31/06	12/31/05
Current Assets		
Cash in bank and trading accounts	$ 48,232	$ 43,042
Cash - deposit account	27,419	51,435
Employee advances	9,623	0
Loan to officer	26,032	0
Receivables from brokers & dealers	29,440	49,946
Prepaid insurance	338	270
Total Current Assets	141,084	144,693
Fixed Assets (Note 1)		
Transportation equipment	22,638	22,638
Office equipment	168,875	162,524
Office furniture	43,398	39,745
Subtotal	234,911	224,907
Accumulated depreciation	(167,611)	(166,227)
Total Net Fixed Assets	67,300	58,680
Other Assets		
Security deposits	686	686
Investment in warrants (Note 11)	4,800	7,800
Total Other Assets	5,486	8,486
TOTAL ASSETS	$ 213,870	$ 211,859

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2006 & 2005

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/06	12/31/05
Current Liabilities		
Credit card payable	$ 10,751	$ 0
Accrued payroll fees	112	64
Income taxes payable	800	800
Accrued payroll taxes	2,055	1,994
Accrued salaries	22,500	20,620
Broker's commission payable	2,165	0
Notes payable - current portion	2,015	3,275
Total Current Liabilities	40,398	26,753
Non-current Liabilities		
Notes payable (Note 4)	4,324	7,633
Stockholder loan (Note 3)	0	112,500
Less: Current portion	(2,015)	(3,275)
Total Non-current Liabilities	2,309	116,858
Total Liabilities	42,707	143,611
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 5)	267,598	155,098
Retained earnings	(93,935)	(84,350)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	171,163	68,248
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 213,870	$ 211,859

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2006 & 2005

	12/31/06	12/31/05
Revenues		
Commissions	$ 367,910	$ 540,891
Management fees	84,324	0
Total Revenues	452,234	540,891
Expenses		
Automotive & truck	$ 23,358	$ 21,529
Bank charges	983	672
Business promotion	387	650
Cleaning	1,345	536
Commissions	11,298	26,105
Computer expenses	13,542	10,612
Consulting fees	578	30,697
Depreciation	1,384	1,384
Education & training	4,337	2,739
Insurance	7,616	8,756
Interest	4,347	6,982
Legal & accounting	2,855	8,548
Licenses & taxes	891	4,356
Meals & entertainment	10,834	7,120
Medical	8,821	1,861
Memberships, dues & subscriptions	601	860
Miscellaneous	439	338
Office supplies	6,780	9,102
Payroll taxes	18,873	15,596
Penalties	0	85
Pension contributions	37,750	23,000
Postage & delivery	1,888	1,688
Quote service & rental	1,305	539
Regulatory services	4,920	4,525
Rent (Note 6)	16,000	23,200
Repairs & maintenance	6,599	9,022
Salaries & wages - office	73,523	69,263
Salaries - officer	199,000	196,000
Storage	1,555	751
Telephone	7,793	10,035
Trading costs	47,408	64,467
Travel	2,847	870
Utilities	5,500	5,989
Total Expenses	525,357	567,877

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2006 & 2005

	12/31/06	12/31/05
Income (loss) from operations	$ (73,123)	$ (26,986)
Other Income (Loss)		
Interest income	60,138	41,669
Annual client inactive fee	0	456
Sale of asset	4,200	0
Total Other Income (Loss)	64,338	42,125
Income (loss) before provision for income taxes	(8,785)	15,139
Provision for income taxes	800	800
Net Income (Loss)	(9,585)	14,339
Retained Earnings (Deficit) - Beginning	(84,350)	(98,689)
Retained Earnings (Deficit) - Ending	$ (93,935)	$ (84,350)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Operating Activities	
Net Loss	$ (9,585)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,384
Decrease in receivables from brokers and dealers	20,506
Increase in accrued salaries	1,880
Increase in commissions payable	2,165
Increase in loan to officer	(26,032)
Increase in accrued payroll fees	48
Decrease in deposits	24,016
Increase in accrued payroll taxes	61
Increase in prepaid insurance	(68)
Increase in employee advances	(9,623)
Increase in credit card payable	10,751
Net Cash Provided by Operating Activities	15,503
Investing Activities	
Investment in warrants	3,000
Purchase of fixed assets	(10,004)
Net Cash Used by Investing Activities	(7,004)
Financing Activities	
Payments on notes payable	(3,309)
Net Cash Used by Financing Activities	(3,309)
Increase in Cash and Cash Equivalents	5,190
Cash and Cash Equivalents at December 31, 2005	43,042
Cash and Cash Equivalents at December 31, 2006	$ 48,232

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2006 & 2005

	12/31/06	12/31/05
Total Assets	$ 213,870	$ 211,859
Less: Total liabilities exclusion of subordinated debt	(42,707)	(31,111)
Net Worth	171,163	180,748
Less: Fixed, prepaid and long-term assets	(108,779)	(67,436)
Net capital before haircuts on securities	62,384	113,312
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 62,384	$ 113,312

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

Bad debts are recorded by use of the direct write-off method.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. The loan was exchanged for 2,250,000 shares of the Company's common stock during the 2006 year. Interest of $ 3,281 was paid on the loan during the year.

See accountant's audit report

NOTE 4 - Bank loans consist of the following:

5.00 % Note payable with monthly payments of $ 300.	
Principle balance to be paid in full by March, 2008.	$ 4,324
Subtotal	4.324
Less: Current portion	(2,015)
Total Long-term portion	$ 2,309

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2006 and have issued my report thereon dated February 20, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 11 - Investment in private placement of warrants and common stock of NASDAQ which were allocated to the firm as an NASD member. These shares are valued at their original cost.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2006 AND 2005

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 & 2005

	12/31/06	12/31/05
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 155,098
Retained earnings - beginning	(84,350)	(98,689)
Net income (Loss)	(9,585)	14,339
Retained earnings - ending	(93,935)	(84,350)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 171,163	$ 68,248

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Liabilities Subordinated to General Creditors - December 31, 2005	$ 112,500
Changes to Loans Subordinated to General Creditors	(112,500)
Liabilities Subordinated to General Creditors - December 31, 2006	$ 0

The Company paid interest of 5 % on the Subordinated Loan to the Company's majority shareholder during the current year.

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2006

Net Capital per 1st Focus Filing	$ 62,469
Net Capital per Audit Report & Amended Focus Filing	62,384
Difference due to Adjusting Entries	$ 85

List of Adjusting Entries for Reconciliation

Additional prepaid insurance	$ 338
Additional credit card payable	(253)
Total Adjustment	$ 85

END